UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2013

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2013

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Results of a Voluntary Tender Offer by BTMU to Krungsri

Tokyo, December 18, 2013—The Bank of Tokyo-Mitsubishi UFJ, Ltd. (President Nobuyuki Hirano, BTMU), a subsidiary of Mitsubishi UFJ Financial Group, Inc. (President & CEO Nobuyuki Hirano, MUFG), today announced the successful completion of a Voluntary Tender Offer (VTO) for Bank of Ayudhya Public Company Limited (Krungsri) shares at THB39 per share. The VTO commenced on November 7, 2013 and ended on December 13, 2013. The results of the VTO are detailed below.

1. The results of the VTO

(1) Shares purchased

The percentage of the shares purchased by BTMU out of Krungsri’s total outstanding shares: approximately 72.01% (4,373,714,120 shares) (including approximately 25.33% (1,538,365,000 shares) of Krungsri’s total outstanding shares sold by GE Capital International Holdings Corporation)

(2) Funds used in the VTO

Approximately THB170.6 billion (approximately JPY536.0 billion, calculated based on the currency exchange rate of THB1= JPY3.142)

(3) Completion date of the cash settlement

December 18, 2013

(4) Status of Krungsri under the MUFG and BTMU group

As a result of the acquisition of a majority stake in Krungsri by BTMU, Krungsri has become a subsidiary of BTMU, which is the wholly-owned subsidiary of MUFG.

(5) Prospects following the VTO

Pursuant to a Conditional Branch Purchase Agreement (BPA) signed with Krungsri on September 18, 2013, BTMU will integrate BTMU’s Bangkok Branch with Krungsri through the contribution in kind of the BTMU Bangkok Branch business to Krungsri within one year from the date of the acquisition of Krungsri shares through the VTO. In exchange for the contribution in kind, Krungsri will issue 1,143,221,782 common shares to BTMU, and BTMU’s ownership in Krungsri is expected to be 76.44% after the integration. However, an effective date of the integration is subject to change in accordance with an agreement between the parties and regulatory approval, and the number of shares to be issued by Krungsri is subject to change in accordance with the price adjustment clause with a maximum of 1,500,000,000 shares under the BPA.

Krungsri is currently listed on the Stock Exchange of Thailand and will remain listed after the VTO.

2. Prospects for the Future

We will, if required, disclose the financial impact of the investment in Krungsri and consolidation of Krungsri as a subsidiary affecting MUFG’s or BTMU’s consolidated performance at the appropriate time.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements such as “believes,” “anticipates,” “expects,” “plans,” “intends,” “estimates”, “may”, “will”, “could”, “should”, “would” and other similar words and phrases, statements regarding the intent, belief, strategy, plans or current expectations of MUFG and BTMU. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Neither MUFG nor BTMU undertakes any obligation to update the forward-looking statements contained herein, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

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Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division 81-3-3240-7651
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division 81-3-3240-2950